Exhibit 99.1

Cannae Holdings, Inc. Notes Closing of Dun & Bradstreet Sale and $630 Million in Proceeds

~ Clearlake Capital’s $7.7 Billion Acquisition of Dun & Bradstreet Completed ~

~ Cannae to Receive $630 Million, Including $90 Million from Shares Sold in Q2 2025~

~ Reiterates Commitment to Using $500 Million of the Proceeds for Share Repurchases, Dividends and Debt Repayment ~

~Achieves Another Important Step in the Board’s Strategic Value Creation Plan to Drive Long Term Shareholder Value ~

~ Announces Annual Meeting to be Held on December 12, 2025 ~

LAS VEGAS—(BUSINESS WIRE)—August 26, 2025—Cannae Holdings, Inc. (NYSE: CNNE) ("Cannae" or the "Company") today noted the closing of Clearlake Capital’s acquisition of Dun and Bradstreet Holdings, Inc. ("DNB"). Cannae’s portion of the proceeds is $630 million, including $90 million from the Company’s sale of 10 million shares of DNB in the second quarter of 2025.

The DNB sale represents another successful step in the Board’s strategic value creation plan aimed at enhancing long term shareholder value through the execution of three key priorities: 1) rebalancing the portfolio away from current public investments and opportunistically investing in attractive companies that the Company believes will deliver outsized returns; 2) returning capital to shareholders; and 3) improving the operational performance of Cannae’s portfolio companies.

Chief Executive Officer Ryan Caswell commented, "We are pleased with the closing of the Dun & Bradstreet sale and would like to congratulate and thank the DNB Board of Directors and management team for all their hard work. The successful transaction provides significant capital to Cannae to further execute on our strategic plan by strengthening our balance sheet, allowing for significant capital returns to our shareholders and creating flexibility as a permanent capital vehicle. We believe this transaction is another important step in driving long term shareholder value."

Expected Use of Capital to Bolster Shareholder Returns

Earlier this year, Cannae management disclosed its intention to use at least $500 million from the proceeds of the DNB sale to repurchase $300 million in shares of its common stock, retain $60 million to pay future quarterly dividends to shareholders, and retire existing debt related to its margin loan. In 2025 to date, Cannae has returned approximately $177 million to its shareholders by repurchasing 9.1 million shares of Cannae common stock.

The Company also expects to deliver $67.5 million of cash upon the closing of the previously announced transaction to acquire an additional 30% ownership stake in Jana Partners ("JANA"), which will bring Cannae’s total ownership position to 50% post-close. The Company also expects to invest $30 million in JANA funds. This strategic partnership with JANA represents an investment in an attractive business that has already produced cash distributions for Cannae. Additionally, Cannae believes that the partnership will continue to create potential proprietary investment opportunities that can drive returns for shareholders.

Finally, Cannae will invest $25 million to complete its commitment to Black Knight Football’s most recent capital raise from earlier this year. Black Knight and its clubs continue to see strong success on multiple fronts. In less than 3 years of ownership, Black Knight Football is now a leading global multi-club football operator and is positioned to drive success and value to Cannae’s shareholders.

Announcement Regarding 2025 Annual Meeting of Shareholders

The Cannae Board and management team believe that the closing of the DNB transaction and the associated return of capital to shareholders through share buybacks as well as reinvestments to grow the value of its portfolio, are critical aspects of the Company’s strategic plan and are important to have been executed prior to holding the Company’s 2025 annual meeting of shareholders. The shareholder meeting has been scheduled for December 12, 2025, which will allow shareholders time to fully assess the execution of Cannae’s strategic plan and the value created by these initiatives. Further information about the 2025 annual meeting of shareholders will be set forth in Cannae’s definitive proxy statement to be filed with the Securities and Exchange Commission (the "SEC").

Forward-Looking Statements and Risk Factors

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, beliefs, plans, intentions, or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management, including statements about the completion of the JANA transaction, our buyback program, the impact of our actions on shareholder value and net asset value, and our ability to implement our plans. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or inability to complete the JANA transaction; risks associated with repayment of our outstanding debt and our capital allocation strategy; risks associated with the use of proceeds received as a result of the DNB transaction; risks associated with our ability to successfully operate businesses outside our traditional areas of focus; changes in general economic, business and political conditions, including among others, consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates, commodity prices, inflation levels, changes in trade policy, tariffs on goods, and supply chain disruptions; risks associated with the Investment Company Act of 1940; risks associated with our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; significant competition that our operating subsidiaries face; risks related to the externalization of certain of our management functions to an external manager, and risks associated with being the subject of a proxy contest. This communication should be read in conjunction with the risks detailed in the "Statement Regarding Forward-Looking Information," "Risk Factors" and other sections of Cannae’s Form 10-Q, 10-K, 10-K/A and other filings with the SEC.

Important Additional Information and Where to Find It

The Company intends to file a proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company’s shareholders for the Company’s 2025 annual meeting of shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the proxy statement, and other documents that the Company files with the SEC at no charge from the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the "SEC Filings" link in the "Financials" section of the Company’s website at https://www.cannaeholdings.com/financial-information/sec-filings.

Certain Information Regarding Participants in the Solicitation

Cannae, its directors (Douglas K. Ammerman; William P. Foley, II; Hugh R. Harris; C. Malcolm Holland; Mark D. Linehan; Frank R. Martire; Erika Meinhardt; Barry B. Moullet; William T. Royan; James B. Stallings, Jr.; Woodrow Tyler; and Frank P. Willey) and certain of its executive officers (Ryan R. Caswell, Chief Executive Officer; Bryan D. Coy, Chief Financial Officer; Peter T. Sadowski, Executive Vice President and Chief Legal Officer; and Michael L. Gravelle, Executive Vice President, General Counsel, and Corporate Secretary) and other employees may be deemed "participants" (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in the solicitation of proxies from Cannae’s shareholders in connection with the matters to be considered at Cannae’s 2025 annual meeting of shareholders. Information regarding the names of Cannae’s directors and executive officers and certain other individuals and their respective interests in Cannae, by security holdings or otherwise, is set forth in the sections entitled "Compensation Discussion and Analysis and Executive and Director Compensation," "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers," and "Executive Compensation" of Cannae’s Proxy Statement on Schedule 14A in connection with the 2024 annual meeting of shareholders, filed with the SEC on April 26, 2024 (available here) Cannae’s Form 10-K/A, filed with the SEC on April 30, 2025 (available here), and Cannae’s Annual Report on Form 10-K, filed with the SEC on February 27, 2025 (available here). Supplemental information regarding the participants’ holdings of Cannae’s securities can be found at no charge in SEC filings on Statements of Change in Ownership on Form 3 or Form 4

filed with the SEC on July 2, 2025 for Douglas K. Ammerman (available here); August 15, 2025 for Ryan R. Caswell (available here); May 14, 2025 for William P. Foley, II (available here); July 2, 2025 for Hugh R. Harris (available here); July 2, 2025 for Erika Meinhardt (available here); June 2, 2025 and June 3, 2025 for William T. Royan (available here and here); and June 2, 2025, June 3, 2025 and July 2, 2025 for Woodrow Tyler (available here, here and here). Such filings are also available at no charge by clicking the "SEC Filings" link in the "Financials" section of Cannae’s website at https://www.cannaeholdings.com/financial-information/sec-filings.

Any subsequent updates following the date hereof to the information regarding the identity of potential participants and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s proxy statement on Schedule 14A and other materials to be filed with the SEC in connection with the 2025 annual meeting of shareholders, if and when they become available. These documents will be available free of charge as described above.

About Cannae Holdings, Inc.

We primarily acquire interests in operating companies and are actively engaged in managing and operating a core group of those companies. We believe that our long-term ownership and active involvement in the management and operations of companies helps maximize the value of those businesses for our shareholders. We are a long-term owner that secures control and governance rights of other companies primarily to engage in their lines of business, and we have no preset time constraints dictating when we sell or dispose of our businesses. For more information, see cannaeholdings.com.

Jamie Lillis, Managing Director, Solebury Strategic Communications, 203-428-3223, jlillis@soleburystrat.com

Source: Cannae Holdings, Inc.